UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 2)*
Xcel Brands, Inc.
(Name of Issuer)
Common Stock, $.001 par value
(Title of Class of Securities)
98400M101
(CUSIP Number)

Neal Fasone
Trafelet Capital Management, L.P.
590 Madison Avenue, 26th Floor
New York, NY 10022
(212) 201-7850
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 19, 2014
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [X]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Delta Institutional, LP
2.	Check the Appropriate Box if a Member of a Group
(a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds	WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO (Limited Partnership)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Trafelet & Company Advisors, LLC
2.	Check the Appropriate Box if a Member of a Group
(a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds	AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Trafelet Brokaw Capital Management, L.P.
2.	Check the Appropriate Box if a Member of a Group
(a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds	AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IA

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Trafelet & Company, LLC
2.	Check the Appropriate Box if a Member of a Group
(a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds	AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Remy W. Trafelet
2.	Check the Appropriate Box if a Member of a Group
(a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds	AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 0 shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN, HC

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 to Schedule 13D (the “Amendment”), relating to shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Xcel Brands, Inc., a Delaware corporation (the “Issuer”), 475 Tenth Avenue, 4th Floor, New York, NY 10018, amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on June 13, 2013, as amended by Amendment No. 1 filed with the Commission on July 1, 2013.

This Amendment is being filed on behalf of: (i) Delta Institutional, LP (the “Fund”); (ii) Trafelet & Company Advisors, LLC (“TCA”); (iii) Trafelet Brokaw Capital Management, L.P. (“TBCM”); (iv) Trafelet & Company, LLC (“TC”); and (v) Remy W. Trafelet (“Mr. Trafelet”), the managing member of TC and TCA.  The persons and entities referred to in items (i)-(v) hereof may be collectively referred to herein as the “Reporting Persons”.

TBCM serves as investment manager to the Fund and two other private investment vehicles and, in such capacity, exercises voting and investment control over the shares of Common Stock of the Issuer held for the accounts of the Fund and such other private investment vehicles.  TCA serves as the general partner to the Fund and such other private investment vehicles.  TC serves as the general partner of TBCM.  Mr. Trafelet may be deemed to have indirect beneficial ownership of the shares reported herein based on his relationship with TBCM and TCA. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its pecuniary interest in such shares.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b) As of the filing date, the Reporting Persons do not beneficially own any shares of Common Stock.

(c) The following table lists the Reporting Persons’ transactions in the Common Stock that were effected during the sixty day period prior to the filing of this Schedule 13D:

Transaction	Date	No. Shares	Price per share
Private sale*	6/19/2014	1,809,525 shares	$4.50
Private sale*	6/19/2014	250,000 warrants	*

       * Sale by the Fund and another private investment fund for which TBCM serves as investment manager.  The warrants were transferred for no additional consideration in connection with the sale of shares of Common Stock.

(d)  Not applicable.

(e)  Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 21, 2014

DELTA INSTITUTIONAL, LP

By: Trafelet & Company Advisors, LLC,
its General Partner

By: /s/ Remy Trafelet
Remy Trafelet, Managing Member

TRAFELET & COMPANY ADVISORS, LLC

By: /s/ Remy Trafelet
Remy Trafelet, Managing Member

TRAFELET BROKAW CAPITAL MANAGEMENT, L.P.

By: Trafelet & Company, LLC
its General Partner

By: /s/ Remy Trafelet
Remy Trafelet, Managing Member

TRAFELET & COMPANY, LLC

By: /s/ Remy Trafelet
Remy Trafelet, Managing Member

REMY TRAFELET

By: /s/ Remy Trafelet
Remy Trafelet, Individually

* The Joint Filing Agreement, executed by and among the Reporting Persons, and filed as an exhibit to that Schedule 13D filed with the Commission on June 13, 2013 by the Reporting Persons with respect to the shares of Common Stock of Xcel Brands, Inc., is hereby incorporated by reference.